Exhibit 99.1

Suntech Announces Management Change, Appoints New CEO

WUXI, China — September 13, 2013 — Suntech Power Holdings Co., Ltd. (NYSE: STP) (“Suntech” or the “Company”), one of the world’s largest solar companies, today announced a change in senior management, with Mr. David King stepping down as CEO and acting CFO and Mr. Zhou Weiping assuming the roles of interim CEO and interim CFO with immediate effect. The board of the Company will first commence a search for a new CFO.

Mr. Zhou will retain his roles as President and Director of the Company. Mr. Zhou Weiping, Suntech’s CEO, said “We would like to thank David for his service and I’m confident that I will be able to lead the company and, along with all our stakeholders, implement the restructuring plan over the coming months.”

About Suntech

Suntech Power Holdings Co., Ltd. (NYSE: STP) produces solar products for residential, commercial, industrial, and utility applications. With regional operations in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are designed to drive solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes the ability of the board to find a suitable replacement for the CFO role. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For media enquiries, please contact:

Ryan Scott Ulrich

Public Relations and Investor Relations

Ph: +86 510 8531 8654

Email: ryan.ulrich@suntech-power.com